Exhibit 99.1

Corporate Communications

CNH Industrial announces notes offering

London, June 23, 2015

CNH Industrial N.V. (NYSE: CNHI / MI: CNHI) today announced its wholly owned subsidiary, CNH Industrial Capital LLC, plans to offer new notes, subject to market conditions. The notes will be guaranteed by CNH Industrial Capital America LLC and New Holland Credit Company, LLC, each a wholly owned subsidiary of CNH Industrial Capital LLC. CNH Industrial Capital LLC is the North American arm of CNH Industrial’s global financial services business.

CNH Industrial Capital LLC intends to use the net proceeds from the issuance of the notes for working capital and other general corporate purposes, including, among other things, the purchase of receivables or other assets. The net proceeds may also be applied to repay CNH Industrial Capital LLC’s indebtedness as it becomes due.

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The notes will only be offered and sold to qualified institutional buyers in accordance with Rule 144A under the Securities Act of 1933, as amended (the “Securities Act”) and in offshore transactions in accordance with Regulation S under the Securities Act. The notes being offered will not be and have not been registered under the Securities Act or the securities laws of any other jurisdiction. The notes may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements. This press release does not constitute an offer to sell or a solicitation of an offer to buy any of the notes; nor shall there be any sale of these securities in any state or jurisdiction in which such an offer, solicitation or sale would be unlawful.

Forward-looking statements: CNH Industrial gives no assurance that the contemplated offering will be completed.

For more information contact:

CNH Industrial Corporate Communications

Email: mediarelations@cnhind.com

CNH Industrial N.V. 25 St James’s Street London, SW1A 1HA United Kingdom